10028497

BB 3/6

UNITEDSTATES
ESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66878

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mitchell Energy Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7515 Greenville Avenue, Suite 905
(No. and Street)

Dallas	Texas	75231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael W. Mitchell — 469-916-7484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner Stone & Company
(Name – *if individual, state last, first, middle name*)

12700 Park Central Dr., Suite 1400	Dallas	Texas	75251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
120

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/11

OATH OR AFFIRMATION

I, Michael W. Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mitchell Energy Advisors, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY JANE GIST
Notary Public, State of Texas
My Commission Expires
March 10, 2010

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mitchell Energy Advisors, LLC

Financial Statements

and

Independent Auditors' Report

For the Year Ended December 31, 2009

C O N T E N T S

Your Vision Our Focus

Independent Auditors' Report

The Member
Mitchell Energy Advisors, LLC
Dallas, Texas

We have audited the accompanying statement of financial condition of Mitchell Energy Advisors, LLC (the Company), as of December 31, 2009, and the related statements of operations and accumulated income and cash flows for the year then ended, that the Company is filing pursuant to Rule 17-a5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mitchell Energy Advisors, LLC at December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Schedules II, III and IV are not applicable) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-a5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Turner, Stone & Company, LLP

Certified Public Accountants
February 19, 2010

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

MITCHELL ENERGY ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets

Current assets:	
Cash	$ 272,574
Total current assets	272,574
Furniture, fixtures and equipment, at cost:	
Furniture and fixtures	88,420
Equipment	48,498
Less accumulated depreciation	(94,461)
Total furniture, fixtures and equipment, net	42,457
Total assets	$ 315,031

Liabilities and Member's Equity

Current liabilities:	
Accounts payable	$ 11,145
Total current liabilities	11,145
Commitments and contingencies (Note 2)	
Member's equity:	
Capital contributions	53,000
Accumulated income	250,886
Total member's equity	303,886
Total liabilities and member's equity	$ 315,031

The accompanying notes are an integral part of the financial statements.

MITCHELL ENERGY ADVISORS, LLC
STATEMENT OF OPERATIONS AND ACCUMULATED INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	$	1,500,607
Costs and expenses:		
Rent expense		69,954
Depreciation expense		15,418
Salaries		354,197
Legal and professional fees		232,944
Travel and entertainment		411,899
General and administrative		127,089
Total costs and expenses		1,211,501
Income before state and local tax expense		289,106
State and local tax expense		790
Net income		288,316
Accumulated income, beginning of year		84,054
Distributions		(121,484)
Accumulated income, end of year	$	250,886

The accompanying notes are an integral part of the financial statements.

MITCHELL ENERGY ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Cash received for fees and commissions	$	1,534,685
Cash paid to suppliers		(830,741)
Cash paid to employees		(354,197)
State and local taxes paid		(790)
Net cash provided by operating activities		348,957
Cash flows from investing activities:		
Advances to Parent		(512,096)
Repayment of advances to Parent		521,425
Purchase of furniture, fixtures and equipment		(3,026)
Net cash provided by investing activities		6,303
Cash flows from financing activities:		
Member distributions		(121,484)
Net cash used in financing activities		(121,484)
Net increase in cash		233,776
Cash at beginning of year		38,798
Cash at end of year	$	272,574

Reconciliation of Net Income to Net Cash
Provided by Operating Activities

Net income	$	288,316
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation		15,418
Changes in operating assets and liabilities:		
Accounts receivable		34,078
Accounts payable		11,145
Net cash provided by operating activities	$	348,957

The accompanying notes are an integral part of the financial statements.

MITCHELL ENERGY ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business and operations

Mitchell Energy Advisors, LLC (the Company) is a limited liability company organized in the State of Texas, on March 5, 2003 and is a wholly-owned subsidiary of Mitchell Energy Partners, LLC (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the private placement of debt and equity securities, principally in the oil and gas industry, as well as providing advisory services for mergers and acquisitions and corporate finance.

Accounting Standards Codification

The Company adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The ASC does not alter current accounting principles generally accepted in the United States of America (GAAP), but rather integrates existing accounting standards with other authoritative guidance. The ASC provides a single source of authoritative GAAP for nongovernmental entities and supersedes all other previously issued non-public accounting and reporting guidance. The adoption of the ASC did not have any effect on the Company's financial statements.

Cash and cash flows

The Company maintains deposits in a financial institution. The Federal Deposit Insurance Corporation (FDIC) provides coverage of up to $250,000 per depositor per bank at December 31, 2009. At December 31, 2009, approximately $23,000 of the Company's cash was in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe that the Company is exposed to significant risks from excess deposits.

For purposes of the statement of cash flows, cash includes demand deposits, time deposits and short-term cash equivalent investments with maturities of less than three months. At December 31, 2009, the Company had no such cash equivalents included in cash. None of the Company's cash is restricted.

Furniture, fixtures and equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation of furniture, fixtures and equipment is currently being provided using the straight-line method for financial reporting purposes over estimated useful lives of five to seven years and using accelerated methods for tax reporting purposes. For the year ended December 31, 2009, depreciation expense totaled $15,418.

Revenue recognition

The Company earns fees and commissions in connection with the placement and advisory services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

For the year ended December 31, 2009, three clients represented approximately 36%, 19% and 10% of the Company's total revenues.

MITCHELL ENERGY ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

In accordance with the reporting requirements of ASC Topic 825, *Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of the Company's current assets and current liabilities approximates their carrying amount due to their readily available nature and short maturity. None of the Company's current assets or liabilities are held for trading purposes.

Fair value measurements

ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. Management has determined that it will not, at this time, adopt fair value accounting for nonfinancial assets or liabilities currently recorded in the financial statements.

Recent accounting pronouncements

During the year ended December 31, 2009, there were several new accounting pronouncements issued by the FASB the most recent of which was Accounting Standards Update 2009-17, *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

Subsequent events

In preparing the financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2009, up until the issuance of the financial statements, which occurred on February 19, 2010.

2. COMMITMENTS AND CONTINGENCIES:

Operating lease

The Company leases its office space under the terms of an operating lease which expires on March 31, 2013. For the year ended December 31, 2009, rent expense totaled $69,954 and included maintenance, and other costs as required by the Company's lease. The following is a schedule by year of future minimum lease payments as of December 31, 2009:

Years Ending December 31,	Amount
2010	$ 60,809
2011	62,853
2012	64,897
2013	16,352
Total	$ 204,911

3. INCOME TAXES:

The Company is organized as a limited liability company under the provisions of the Internal Revenue Code of 1986 as amended. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income tax liabilities. Instead, its earnings and losses are included in the Member's income tax return and are taxed based on the Member's income tax rate.

The Company is subject to the Texas Margin Tax. For the year ended December 31, 2009, the Company did not pay any estimated Margin Taxes. The Company estimates no additional Margin Tax will be due and has not accrued a Margin Tax liability in the accompanying financial statements.

4. TRANSACTIONS WITH RELATED PARTY:

The Company's Parent (Note 1) is owned by Michael W. Mitchell Family Limited Partnership (MFP). MFP is a Texas limited partnership owned by Michael W. Mitchell and members of his family. During the year ended December 31, 2009, the Company made advances to its Parent of $512,096 and received $521,425 in repayments.

5. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company was in compliance with aggregate indebtedness of $11,145 and net capital of $261,429.

6. **RULE 15c3-3 EXEMPTION:**

The Company does not hold customer funds or securities and is, therefore, exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

MITCHELL ENERGY ADVISORS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net capital requirement, the greater of:			$	5,000
1/15% of aggregate indebtedness	$	743		
Minimum dollar requirement		5,000		
Net capital				261,429
Excess net capital			$	256,429
Aggregate indebtedness			$	11,145
Excess net capital at 1,000% (net capital, less 10% aggregate indebtedness)				260,315
Ratio of aggregate indebtedness to net capital				4%
Ratio of subordinated indebtedness to debt/equity total				-
120% of required net capital				6,000
Net capital in excess of 120% of required Net capital			$	255,429
Total assets			$	315,031
Less: total liabilities				(11,145)
Net worth				303,886
Deductions from and/or charges to net worth				
Total non-allowable assets	$	42,457		
Other deductions or charges		-		
Excess Fidelity Bond Deductible		-		
Total deductions from net worth				42,457
Net capital before haircuts on securities positions				261,429
Haircuts on certificates of deposit and commercial paper		-		
U.S. and Canadian government obligations		-		
State and municipal government and obligations		-		
Corporate obligations		-		
Stock and warrants		-		
Options		-		
Other securities		-		
Other positions		-		
Undue concentrations		-		
Total haircuts of securities				-
Net capital			$	261,429

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS report as of December 31, 2009.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member
Mitchell Energy Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Mitchell Energy Advisors, LLC (the Company), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Turner, Stone & Company, LLP

Certified Public Accountants
February 19, 2010

February 26, 2010

To the Member of Mitchell Energy Advisors, LLC.
7515 Greenville Avenue, Suite 905
Dallas, Texas 75231

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Mitchell Energy Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Mitchell Energy Advisors, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Mitchell Energy Advisors, LLC's management is responsible for the Mitchell Energy Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with bank withdrawals found on Mitchell Energy Advisors, LLC's March and July 2009 bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T to the accounting records noting agreement.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T by adding the first quarter total revenues from the FOCUS Report for the three months ended March 31, 2009 to the total revenues listed in Form SIPC-7T and comparing it to total revenues listed on the Statement of Operations and Accumulated Income without exception; and

5. Noted there was not an overpayment reported on Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Turner, Stone & Company, LLP

Certified Public Accountants
February 26, 2010